MILBANK, TWEED, HADLEY & MCCLOY LLP
1 CHASE MANHATTAN PLAZA
LOS ANGELES		BEIJING
213-892-4000	NEW YORK, NY 10005	8610-5969-2700
FAX: 213-629-5063		FAX: 8610-5969-2707

WASHINGTON, D.C.	212-530-5000	HONG KONG
202-835-7500		852-2971-4888
FAX: 202-835-7586	FAX: 212-530-5219	FAX: 852-2840-0792

LONDON		SINGAPORE
44-20-7615-3000		65-6428-2400
FAX: 44-20-7615-3100		FAX: 65-6428-2500

FRANKFURT		TOKYO
49-(0)69-71914-3400		813-5410-2801
FAX: 49-(0)69-71914-3500		FAX: 813-5410-2891

MUNICH		SÃO PAULO
49-89-25559-3600		55-11-3927-7700
FAX: 49-89-25559-3700		FAX: 55-11-3927-7777

June 14, 2017

Kristi Marrone

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Growth Properties LLC and MGM Growth Properties Operating Partnership LP

Form 10-K for the fiscal year ended December 31, 2016

Filed March 6, 2017

File No. 001-37733

Form 8-K

Filed April 27, 2017

File No. 001-37733

Dear Ms. Marrone:

Enclosed for filing with the Securities and Exchange Commission (the “Commission”) on behalf of MGM Growth Properties LLC and MGM Growth Properties Operating Partnership LP (the “Companies”) is the Companies’ response to your letter dated May 15, 2017. The Commission’s letter set forth a comment (the “Comment”) on the Companies’ Form 8-K filed on April 27, 2017.

Set forth below is the Companies’ response to the Comment, which the Companies have requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Companies’ response to the Comment, the original Comment is included at the beginning of the response.

Ms. Kristi Marrone	MILBANK, TWEED, HADLEY & MCCLOY LLP

June 14, 2017

Exhibit 99.1

1.	We note that your financial highlights include FFO and AFFO per diluted Operating Partnership unit, without disclosure of the comparable GAAP per share measure. Please revise your disclosure in future earnings releases to present GAAP measures with equal or greater prominence than non-GAAP measures. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

The Companies confirm that in future earnings releases they will include net income per diluted Operating Partnership unit prior to their presentation of AFFO and FFO per diluted Operating Partnership unit in the financial highlights section on the first page of such releases.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James Stewart

  Andy Chien

  Andrew Hagopian III